UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Centrue Financial Corporation
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

15643B205
(CUSIP Number)

Capital Z Partners Centrue AIV, L.P.
142 West 57th Street
New York, NY 10019
Attn: Craig A. Fisher
Telephone: (212) 965-2328
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 15643B205	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Capital Z Partners Centrue AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,533,333*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,533,333*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,533,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

*           The information in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated by reference.

SCHEDULE 13D

CUSIP No. 15643B205	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Capital Z Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,533,333*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,533,333*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,533,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

*           This page reflects beneficial ownership by Capital Z Partners III GP, L.P. in its capacity as general partner of Capital Z Partners Centrue AIV. L.P. The information in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated by reference.

SCHEDULE 13D

CUSIP No. 15643B205	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Capital Z Partners III GP, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,533,333*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,533,333*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,533,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%*
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           This page reflects beneficial ownership by Capital Z Partners III GP, Ltd. in its capacity as general partner of Capital Z Partners III GP, L.P. The information in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated by reference.

Item 1.	SECURITY AND ISSUER

The title and class of equity securities to which this statement on Schedule 13D relates is common stock, par value $.01 per share (“Common Stock”), of Centrue Financial Corporation, a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 122 West Madison Street, Ottawa, IL 61350.

Item 2.	IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed jointly by Capital Z Partners Centrue AIV, L.P. (“Cap Z Centrue”), Capital Z Partners III GP, L.P. (“Cap Z III GP”), and Capital Z Partners III GP, Ltd. (“Cap Z III GP Ltd.” and, together with Cap Z Centrue and Cap Z III GP, the “Reporting Persons”).

Cap Z Centrue is a Cayman Islands Limited Partnership formed for the purpose of acquiring the Common Stock of the Company to which this statement on Schedule 13D relates.

Cap Z III GP is a Cayman Islands Limited Partnership, the principal business of which is serving as the sole general partner of Cap Z Centrue and as the sole general partner of Capital Z Partners III, L.P., a Cayman Islands Limited Partnership (“Cap Z III”) formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z III does not beneficially own any of the shares of Common Stock to which this statement on Schedule 13D relates.

Cap Z III GP Ltd. is a Cayman Islands exempt company, the principal business of which is serving as the sole general partner of Cap Z III GP.

The address of the principal office of each of the Reporting Persons is 142 W. 57th Street, 3rd Floor, New York, New York 10019.

The name and present principal occupation or employment of each director and officer of Cap Z III GP Ltd. are as follows:

Name	Principal Occupation or Employment
Robert Spass	Partner, Chief Executive Officer and Chairman of the Board
Bradley Cooper	Partner, Director and Senior Vice President
Jonathan Kelly	Partner and Vice President
Roland Bernardon	Chief Financial Officer, Treasurer and Assistant Secretary
Craig Fisher	General Counsel and Secretary

Each of the above listed individuals is a citizen of the United States of America. The business address of each of the above listed individuals is at Cap Z III GP Ltd.’s offices, 142 W. 57th Street, 3rd Floor, New York, New York 10019.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in Items 4 and 6 below, on August 8, 2014, the Company and Capital Z III entered into a Stock Purchase Agreement (the “Purchase Agreement”), which was later assigned to Cap Z Centrue by virtue of a First Amended and Restated Stock Purchase Agreement dated as of March 30, 2015 (the “Restated Purchase Agreement”). Pursuant to the Restated Purchase Agreement, on March 31, 2015 Cap Z Centrue purchased 46,000,000 shares of Common Stock of the Company (the “Purchased Shares”) for an aggregate purchase price of $18,400,000. The Purchased Shares were acquired with funds from Cap Z Centrue’s general and limited partners. At the Company’s annual meeting held on May 27, 2015, its stockholders approved a one for thirty reverse split of the Company’s Common Stock. After giving effect to the reverse split, which was effective on May 29, 2015, the Company had outstanding 6,581,544 shares of Common Stock and the Reporting Persons beneficially owned 1,533,333 shares.

Item 4.	PURPOSE OF TRANSACTION

The information set forth in Items 3 and 6 is incorporated herein by reference.

Cap Z Centrue acquired the Purchased Shares because of its belief that the Common Stock represented an attractive investment.

Subject to the limitations imposed by the Restated Purchase Agreement and applicable federal and state securities laws and the terms of the Company’s amended and restated certificate of incorporation, as amended, the Reporting Persons may dispose of the Purchased Shares from time to time, subject to market conditions and other investment considerations, and may cause the Purchased Shares to be distributed in kind to investors. To the extent permitted by the Restated Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into additional shares of Common Stock, depending upon an ongoing evaluation by the Reporting Persons of their investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted by the Restated Purchase Agreement, the passivity commitments described below that the Reporting Persons and Bradley Cooper and Robert Spass provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”), and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board of Directors, management, strategy and future plans of the Company.

Pursuant to the Restated Purchase Agreement and subject to applicable laws, rules and regulations, Cap Z Centrue is entitled to designate one person (the “Board Representative”) for election to the Company’s Board of Directors for so long as Cap Z Centrue directly or indirectly controls (as such term is defined in the Bank Holding Company Act of 1956, as amended (the “BHC Act”)) not less than 5% of the issued and outstanding shares of any class of Voting Securities (within the meaning of the Change in Bank Control Act, as amended, and the BHC Act and Regulation Y promulgated thereunder) of the Company (a “Qualifying Ownership Interest”). The Restated Purchase Agreement also provides that for so long as Cap Z Centrue has a Qualifying Ownership Interest, the Company shall, subject to applicable laws, rules or regulations, invite or cause to be invited a person designated by Cap Z Centrue and reasonable acceptable to the Board of Directors of the Company (the “Observer”) to attend all meetings of the board of directors of Centrue Bank, a wholly owned subsidiary of the Company, and all committees thereof in a nonvoting observer capacity. Cap Z Centrue has designated Bradley Cooper as its Board Representative and as the Observer. Mr. Cooper became a director of the Company in June 2015.

The foregoing reference to and description of the Restated Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Restated Purchase Agreement, which is attached as Exhibit 2 and incorporated herein by reference.

Other than as described in this Item 4, each Reporting Person has no present plans or proposals that relate to or that would result in any of the events set forth in Items 4(a)-(j) of Schedule 13D. However, each Reporting Person, subject at all times to compliance with the passivity commitments provided to the Federal Reserve, reserve the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities market conditions, (iv) alternative investment opportunities, and (v) such as factors as it may deem relevant.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)     The responses set forth on Rows 7 through 13 of the cover pages of this statement on Schedule 13D are incorporated herein by reference. The Purchased Shares are held of record by Cap Z Centrue.

The aggregate number of shares of Common Stock that the Reporting Persons beneficially own, or may be deemed to beneficially own, is 1,533,333, representing approximately 23.6% of the outstanding shares of Common Stock (based on 6,485,218 shares outstanding as of August 31, 2015).

(c)           None of the Reporting Persons has engaged in any transactions in shares of Common Stock in the past 60 days.

(d)-(e)     Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 and 4 is incorporated herein by reference.

The following is a description of certain terms of the Restated Purchase Agreement. This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Restated Purchase Agreement, which is attached as Exhibit 2 and incorporated herein by reference.

Representations and Warranties.   The Company and Cap Z Centrue made customary representations and warranties to each other relating to each of them and their respective businesses and the issuance of the Common Stock. The representations and warranties of Cap Z Centrue expired at the closing of the purchase of the Common Stock. The representations and warranties of the Company expire at various dates based on the nature of those representations and warranties. The Company agreed to indemnify Cap Z Centrue for breaches of its representations and warranties subject to the limitations set forth in the Restated Purchase Agreement.

Avoidance of Control.   Each of the Company and Cap Z Centrue agreed to cooperate and use its reasonable best efforts to ensure than neither Cap Z Centrue nor any of its Affiliates (as defined) will become, control, or be deemed to control a “bank holding company” within the meaning of the BHC Act. The Company further agreed that it shall not knowingly take any action which would reasonably be expected to result in any of Cap Z Centrue or any of its Affiliates becoming, or controlling, a “bank holding company” within the meaning of the BHC Act. In addition, neither the Company nor any of its subsidiaries is permitted under the Restated Purchase Agreement to knowingly take any action (including any redemption, repurchase, or recapitalization of Common Stock or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for its Common Stock in each case, where Cap Z Centrue is not given the right to participate in such redemption, repurchase or recapitalization to the extent of its pro rata portion), that would reasonably be expected to pose a substantial risk that (i) Cap Z Centrue’s equity of the Company (together with equity of the Company owned by Cap Z Centrue’s Affiliates (as such term is defined in the BHC Act) would exceed 24.99% of the Company’s total equity or (ii) Cap Z Centrue’s ownership or control of, or power to vote, any class of Voting Securities of the Company (together with the ownership by Cap Z Centrue’s Affiliates of Voting Securities of the Company) would exceed 24.99% of any such class, in each case without the prior written consent of Cap Z Centrue.

Cap Z Centrue also has agreed not to take, permit or allow any action that would cause any Company subsidiary to become a “commonly controlled insured depository institution” (as that term is defined for purposes of 12 U.S.C. §1815(e), as amended or supplemented from time to time, and any successor thereto) with respect to any institution that is not a direct or indirect Company subsidiary.

Registration Rights. The Company has granted Cap Z Centrue customary registration rights with respect to the Common Stock acquired pursuant to the Restated Purchase Agreement.  Pursuant to such registration rights, the Company has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Purchased Shares.

Preemptive Rights.  So long as Cap Z Centrue owns a Qualifying Ownership Interest, if the Company proposes to issue any equity (including shares of Common Stock or shares of preferred stock), or any securities, options or debt that are convertible or exchangeable into equity or that include an equity component (any such security, a “New Security”), then Cap Z Centrue is required under the Restated Purchase Agreement to be afforded the opportunity to acquire from the Company for the same price and on the same terms and conditions and at the same time as such securities are proposed to be offered to others, up to the amount of New Securities in the aggregate required to enable Cap Z Centrue to maintain its proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities.

ERISA Matters.  Cap Z Centrue and, at Cap Z Centrue’s request, each affiliate of Cap Z Centrue that directly or indirectly has an interest in Cap Z Centrue, the Company or the Bank, including but not limited to any Permitted Transferee, in each case, that is intended to qualify as a “venture capital operating company” as defined in the regulations issued by the Department of Labor at Section 2510.3 101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, as the same may be amended from time to time (a “VCOC” and each such person a “VCOC Investor”), will have customary VCOC rights under the Purchase Agreement, including the right to receive regular financial reports (including, but not limited to, audited annual and quarterly financial reports), information regarding significant corporate actions, the right to inspect the books and records of the Company, and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle any VCOC Investor to (a) designate any members of the Board of Directors of the Company, except as provided in the Restated Purchase Agreement and described above, or (b) consult with management of the Company on matters relating to the business and affairs of the Company more than once per quarter.  The Company also agreed to consider, in good faith, the recommendations of the VCOC Investor or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company and each of the Company’s subsidiaries, as the case may be.

Passivity Commitments.  In connection with the consummation of the transactions contemplated by the Restated Purchase Agreement, Cap Z Centrue and certain of its affiliates made certain customary passivity commitments to the Federal Reserve in a commitment letter to ensure that Cap Z Centrue and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated October 28, 2015, by and among Capital Z Centrue AIV, L.P., Capital Z Partners III GP, L.P., and Capital Z Partners III GP, Ltd.
2
First Amended and Restated Stock Purchase Agreement, dated as of March 30, 2015, by and between Centrue Financial Corporation and Capital Z Centrue AIV, L.P. (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-1, SEC Registration No. 333-207133).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2015

Capital Z Partners Centrue AIV, L.P.

By:	Capital Z Partners III GP, L.P., its General Partner

By:	Capital Z Partners III GP, Ltd., its General Partner

By:	/s/ Craig A. Fisher
Name:	Craig A. Fisher
Title:	General Counsel

Capital Z Partners III GP, L.P.

By:	Capital Z Partners III GP, Ltd., its General Partner

By:	/s/ Craig A. Fisher
Name:	Craig A. Fisher
Title:	General Counsel

Capital Z Partners III GP, Ltd.

By:	/s/ Craig A. Fisher
Name:	Craig A. Fisher
Title:	General Counsel

EXHIBIT INDEX

1	Joint Filing Agreement, dated October 28, 2015, by and among Capital Z Centrue AIV, L.P., Capital Z Partners III GP, L.P., and Capital Z Partners III GP, Ltd.
2
First Amended and Restated Stock Purchase Agreement, dated as of March 30, 2015, by and between Centrue Financial Corporation and Capital Z Centrue AIV, L.P. (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-1, SEC Registration No. 333-207133).